Exhibit 99.1
FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	31 July 2009
MR PAUL VARELLO APPOINTED CHAIRMAN OF SIMS METAL MANAGEMENT
Sims Metal Management Limited announced today that the Chairman of its Board, Mr Paul Mazoudier, as foreshadowed by him at the Company’s 2008 Annual General Meeting, has retired as Chairman, and Mr Paul Varello has been appointed to serve as his successor.
Mr Varello has served as a non-executive director of the Company since 2005 and as Deputy Chairman since November 2008. Mr Varello is the founder and Chairman of Commonwealth Engineering and Construction in Houston, Texas. Mr Mazoudier has served as Chairman of the Company since 1999 and as a non-executive director since 1991. Mr Mazoudier will remain a non-executive director of the Company until the conclusion of the Company’s 2009 Annual General Meeting on 20 November.
Mr Varello stated, “It is with great honor that I accept this appointment as Chairman and I am grateful for this opportunity to provide leadership to our Board and the senior management team as we develop Sims Metal Management Limited from its platform of unrivaled leadership in the global metal recycling industry. Paul Mazoudier is a trusted colleague and dear friend and on behalf of the Board and our entire Company I would like to thank him for years of successful service to the Company and delivering value to our shareholders.”
Mr Mazoudier stated, “It is with a tremendous sense of accomplishment as well as a degree of sadness that I prepare myself for retirement and the Company for a new chapter in its development. I am proud to leave the Company as a larger, more diverse, and financially stronger company than when I joined. We have seen our ups and our downs to be sure, but over time we always came out of the inevitable economic downturns even stronger. I am sure this one will be no different and I look forward to the future of this great Company with tremendous expectations. I am confident that Paul Varello will lead this Company to an even higher plateau and I will observe that progress with great interest. I would like to thank the directors of the Company with whom I have had the pleasure to serve and the employees who have contributed so strongly to our success over the years.”
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”),

including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 10 December 2008.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
About Sims Metal Management
Sims Metal Management Limited (www.simsmm.com) is the world’s largest listed metal recycler with approximately 230 facilities globally. Sims’ core businesses are metal recycling and recycling solutions. Sims earns around 80 per cent of its revenue from international operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia. Sims has more than 6,000 employees and has its ordinary shares listed on the Australian Stock Exchange (ASX CODE: SGM) and its ADRs listed on the New York Stock Exchange (NYSE SYMBOL: SMS).
For further information contact
Daniel Strechay
Communications & Public Relations Manager
Tel: +1 212 500 7430

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